UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

**PURSUANT TO SECTION 13 OR 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934**

Date of Report (Date of earliest event reported): August 8, 2007

THE COLONIAL BANCGROUP, INC.

(Exact name of registrant as specified in its charter)

DELAWARE	1-13508	63-0661573
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification No.)

**100 Colonial Bank Blvd.
Montgomery, Alabama 36117**
(Address of principal executive offices)

(334) 676-5000
(Registrant's telephone number)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 7.01 Regulation FD Disclosure.

The Colonial BancGroup, Inc. (BancGroup) is furnishing this Current Report on Form 8-K in connection with management's presentation to various analysts at meetings August 8-9, 2007.

Item 9.01 Financial Statements and Exhibits.

The following exhibits are furnished as Regulation FD Disclosure to this Current Report on Form 8-K:

Exhibit No.	Exhibit
99.1	Presentation materials to be used by BancGroup's management at meetings with various analysts August 8-9, 2007.

This report includes "forward-looking statements" within the meaning of the federal securities laws. Words such as "believes," "estimates," "plans," "expects," "should," "may," "might," "outlook," and "anticipates," and similar expressions, as they relate to BancGroup (including its subsidiaries or its management), are intended to identify forward-looking statements. The forward-looking statements in this report are subject to risks and uncertainties that could cause actual results to differ materially from those expressed in or implied by the statements. In addition to factors mentioned elsewhere in this report or previously disclosed in BancGroup's SEC reports (accessible on the SEC's website at www.sec.gov or on BancGroup's website at www.colonialbank.com), the following factors among others, could cause actual results to differ materially from forward-looking statements, and future results could differ materially from historical performance. These factors are not exclusive:

- *deposit attrition, customer loss, or revenue loss in the ordinary course of business;*
- *increases in competitive pressure in the banking industry;*
- *costs or difficulties related to the integration of the businesses of BancGroup and institutions it acquires are greater than expected;*
- *the inability of BancGroup to realize elements of its strategic plans for 2007 and beyond;*
- *changes in the interest rate environment which expand or reduce margins or adversely affect critical estimates as applied and projected returns on investments;*
- *economic conditions affecting real estate values and transactions in BancGroup's market and/or general economic conditions, either nationally or regionally, that are less favorable then expected;*
- *natural disasters in BancGroup's primary market areas result in prolonged business disruption or materially impair the value of collateral securing loans;*
- *management's assumptions and estimates underlying critical accounting policies prove to be inadequate or materially incorrect or are not borne out by subsequent events;*
- *strategies to manage interest rate risk may yield results other than those anticipated;*
- *changes which may occur in the regulatory environment;*
- *a significant rate of inflation (deflation);*
- *unanticipated litigation or claims;*
- *acts of terrorism or war; and*
- *changes in the securities markets.*

Many of these factors are beyond BancGroup's control. The reader is cautioned not to place undue reliance on any forward looking statements made by or on behalf of BancGroup. Any such statement speaks only as of the date the statement was made or as of such date that may be referenced within the statement. BancGroup does not undertake any obligation to update or revise any forward-looking statements.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

THE COLONIAL BANCGROUP, INC

By /s/ T. BRENT HICKS

T. Brent Hicks
Chief Accounting Officer

Date: August 8, 2007

Exhibit 99.1

CELEBRATING 25 YEARS

You'll like it here.

COLONIAL BANCGROUP

Forward Looking Statements

Colonial BancGroup℠

The following should be read in conjunction with the financial statements, notes and other information contained in Colonial's 2006 Annual Report on Form 10-K, and Current Reports on Form 8-K. All 2007 interim amounts have not been audited, and the results of operations for the interim period herein are not necessarily indicative of the results of operations to be expected for the full year.

This presentation includes "forward-looking statements" within the meaning of the federal securities laws. Words such as "believes," "estimates," "plans," "expects," "should," "may," "might," "outlook," "potential" and "anticipates," the negative of these terms and similar expressions, as they relate to BancGroup (including its subsidiaries or its management), are intended to identify forward-looking statements. The forward-looking statements in this presentation are subject to risks and uncertainties that could cause actual results to differ materially from those expressed in or implied by such statements. In addition to factors mentioned elsewhere in this presentation or previously disclosed in BancGroup's SEC reports (accessible on the SEC's website at www.sec.gov or on BancGroup's website at www.colonialbank.com), the following factors, among others, could cause actual results to differ materially from forward-looking statements and future results could differ materially from historical performance. These factors are not exclusive:

- *deposit attrition, customer loss, or revenue loss in the ordinary course of business;*
- *increases in competitive pressure in the banking industry and from non-banks;*
- *costs or difficulties related to the integration of the businesses of BancGroup and institutions it acquires are greater than expected;*
- *the inability of BancGroup to realize elements of its strategic plans for 2007 and beyond;*
- *changes in the interest rate environment which expand or reduce margins or adversely affect critical estimates as applied and projected returns on investments;*
- *economic conditions affecting real estate values and transactions in BancGroup's market and/or general economic conditions, either nationally or regionally, that are less favorable then expected;*
- *natural disasters in BancGroup's primary market areas which result in prolonged business disruption or materially impair the value of collateral securing loans;*
- *management's assumptions and estimates underlying critical accounting policies prove to be inadequate or materially incorrect or are not borne out by subsequent events;*
- *the impact of recent and future federal and state regulatory changes;*
- *current or future litigation, regulatory investigations, proceedings or inquiries;*
- *strategies to manage interest rate risk may yield results other than those anticipated;*
- *changes which may occur in the regulatory environment;*
- *a significant rate of inflation (deflation);*
- *unanticipated litigation or claims;*
- *acts of terrorism or war; and*
- *changes in the securities markets.*

Many of these factors are beyond BancGroup's control. The reader is cautioned not to place undue reliance on any forward looking statements made by or on behalf of BancGroup. Any such statement speaks only as of the date the statement was made or as of such date that may be referenced within the statement. BancGroup does not undertake any obligation to update or revise any forward-looking statements.

Overview

Colonial BancGroup

- $23.8 Billion in assets with 321 Branches at 6/30/2007
- Top 30* U.S. Commercial Bank
- Proven Community Banking Philosophy with Regional Bank Management and Local Boards of Directors
- Top 5* Market Share in 84% of Deposit Franchise
- Consistent Earnings Per Share Growth – 5 year CAGR 10%
- *Forbes* Platinum 400 List of Best Large Companies in America

*Source: SNL Financial

In the Right Places

- 73%[1] of Colonial's Deposits are in four states where the population is expected to grow twice as fast as the rest of the U.S.* - Florida, Georgia, Nevada and Texas
- Branches, Assets and Deposits by State at 6/30/07 are as follows:

321 Branches


AL 90
GA 19
NV 15
TX 15
FL 182

$23.8 Billion in Assets


AL 17%
GA 6%
TX 7%
NV 4%
Corp 4%
FL 62%

$17.1 Billion in Deposits


AL 24%
GA 5%
TX 4%
NV 4%
Corp 3%
FL 60%

[1]At 6/30/07
*Projected Population change from 2006-2011
Source: US Census Bureau

Superior Projected Population Growth

Colonial BancGroup

2006 - 2011 Population Growth	
Colonial BancGroup	**11.92 %**
SunTrust Banks	10.50
South Financial Group	9.90
Compass Bancshares	9.88
Synovus Financial Corp.	8.99
Wachovia Corporation	8.61
BB&T Corporation	7.94
Whitney Holding Corporation	7.38
Bank of America Corporation	6.79
Regions Financial Corporation	6.69
Trustmark Corporation	5.21
BancorpSouth	4.80
First Horizon National Corporation	4.42
Fifth Third Bancorp	4.30
Median	**7.66 %**
Low	**4.30**
High	**11.92**
Total U.S.	**6.66**

Source: SNL Financial

Deposit data as of 6/30/06

Population growth deposit weighted by county

Florida Franchise

Colonial BancGroup

- **Florida, the 4th most populous state in the U.S. with 18 million people, is projected to pass New York in total population by 2011***
- **5th* largest commercial bank in Florida**
  - Integrated Commercial Bank acquisition in June, marking the Company's 22nd acquisition in Florida
  - Agreed to acquire Citrus & Chemical Bancorporation[1]
- **Florida at 6/30/07 and Pro Forma with Citrus & Chemical[1]:**

	Branches		Assets		Deposits	
Colonial	182	57%	$15 B	62%	$10 B	60%
Colonial/Citrus & Chemical	192	58%	$16 B	64%	$11 B	62%

- **Aggressive De Novo Branching Strategy**
  - Plan to open 15-25 branches over the next two years

*Source: SNL Financial

[1]On July 18, 2007, Colonial signed a definitive agreement to acquire Citrus & Chemical Bancorporation, Inc.

Deposit Market Share - Florida

(June 2006 FDIC balances)

Colonial BancGroup℠

	Market Share	Rank #	% Change from 6/30/05
Wachovia	19.93%	1	-3.35%
B of A	19.09%	2	-7.75%
SunTrust	9.74%	3	-2.70%
Regions	5.07%	4	-2.50%
Colonial/C&C[1]	**3.12%**	**5**	
Colonial	2.92%	5	10.74%
C&C	0.20%	39	

[1]On July 18, 2007, Colonial signed a definitive agreement to acquire Citrus & Chemical Bancorporation, Inc.

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Pro Forma Florida Franchise - 192 Branches



ALABAMA
Dothan
Atmore
Crestview
Bonifay
Chipley
Moultrie
Cairo
Homerville
Waycross
Brunswick
Woodbine
Valdosta
Folkston
Statenville
Thomasville
Monticello
DeFuniak Springs
Wright
Bristol
Pensacola
Lynn Haven
Panama City
Tallahassee
Madison
Jasper
Jacksonville
Gulf Coastal Plain
Perry
Live Oak
Mayo
Port St. Joe
Apalachicola
Cross City
Starke
Gainesville
St. Augustine
Trenton
Fruitville
Palm Coast
Ocala
Ormond Beach
Bushnell
Titusville
Spring Hill
Merritt Island
Melbourne
Clearwater
Palm Bay
St. Petersburg
Wauchula
Avon Park
Fort Pierce
Bradenton
Sarasota
Sebring
Arcadia
Venice
Port Charlotte
Belle Glade
Cape Coral
Coral Springs
Boca Raton
The Everglades
Pembroke Pines
Miami
Everglades N.P.
Gulf of Mexico
Atl

PANHANDLE
Assets = $455 Million
Deposits = $41 Million
3 Branches

MORTGAGE WHSE.
Assets = $3.0 Billion
Deposits = $750 Million

CENTRAL FLORIDA
Assets = $3.3 Billion
Deposits = $2.9 Billion
59 Branches

FLORIDA WEST COAST
Assets = $3.7 Billion
Deposits = $2.8 Billion
59 Branches

C&C
Assets = $1.1 Billion
Deposits = $727 Million
10 Branches

SOUTH FLORIDA
Assets = $4.3 Billion
Deposits = $3.8 Billion
61 Branches

● Colonial Bank ▲ Citrus & Chemical Bank

Retail Banking

Colonial BancGroup

2007 Retail Growth Initiatives

Non-time Deposit Growth → **10% increase in noninterest bearing checking accounts**

Key Initiatives:

- New Products
  - Remote Deposit Capture
  - Title Company Checking
  - Enhance Free Checking offering with bundled product approach and innovative rewards program
- Advanced Sales Culture
  - Quarterly campaigns focus on low-cost deposit growth and lines of business referrals
  - Additional emphasis of commercial and business banking compensation on low-cost deposits
  - Launching new corporate sales training program

Non-interest Income Growth → **25% of revenue from fee-based services**

Key Initiatives:

- Retail Service Charges
  - Focus on household checking account growth
  - Increase debit card penetration in consumer and business banking households
- Financial Planning
  - Aligned reporting structure with Treasury Management, Business Banking and Mortgage
  - Unified sales approach with Retail sales teams
  - Additional resources for sales management/leadership
- Mortgage Banking
  - Continue production shift to secondary markets (42% in 2005, 52% in 2006, 65% in 2007)
  - Mortgage staffing rationalization

Colonial BancGroup

Adding Value to the Franchise

- **Aligned our products/services, sales tracking and compensation plans with measurable results that deliver growth in low-cost deposits**
- **Continue positive momentum toward achieving 25% of total revenue in fee-based services through**
  - Growth in consumer and business banking households
  - Shared synergies in sales approach between regional executives and line of business executives
- **Unite the Colonial franchise in all markets under one consistent brand message, encompassing all lines of business, and maximizing the marketing and advertising investment across the diverse markets**
- **Continue to maximize strategic multi-channel marketing initiatives to expand cross-sell opportunities and increase products and services per household**

Retail Banking

Colonial BancGroup

Average Deposits/ Branch

($ in millions)



$29.9
$31.6
$35.8
$41.8
$49.4
$48.9
$48.9
6%
13%
17%
18%
2002
2003
2004
2005
2006
2Q06
2Q07

Online Banking Penetration



11.9%
23.0%
32.1%
38.8%
45.0%
42.8%
47.6%
93%
40%
21%
16%
11%
2002
2003
2004
2005
2006
2Q06
2Q07

Financial Highlights

Consistent Earnings Per Share Growth

(diluted)

Colonial BancGroup



5 Year CAGR = 10%
2001 - 2006
$1.06
$1.26
$1.16
$1.31
$1.52
$1.72
19%
(8)%
13%
16%
13%
$0.41 1
$0.44 1
$0.24
$0.43
2001
2002
2003
2004
2005
2006
1Q07
2Q07

[1]Excluding restructuring charges

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2Q07 Highlights

Colonial BancGroup

- EPS of $0.43
- Net interest margin expanded 20 basis points to 3.66% from the first quarter of 2007
- Core noninterest income increased 18% over the same quarter of the prior year
- Continued excellent credit quality
- Improved efficiency ratio of 56.20%
- Successful acquisition and integration of Commercial Bankshares, Inc.; Florida deposits now exceed $10 billion

Net Interest Income

($ in millions)

Colonial BancGroup


79%
3 Year CAGR = 15%
2003 - 2006
$422
$455
$495
$567
$709
$755
8%
9%
15%
25%
6%
$180
$190
6%
2001
2002
2003
2004
2005
2006
1Q07
2Q07
Net Interest Margin
3.57%
3.55%
3.38%
3.52%
3.75%
3.71%
3.46%
3.66%

Net Interest Income Management

Colonial BancGroup

- Sold approximately 1/3 of investment securities at the beginning of the quarter and reduced borrowings
  - The tax equivalent yield improved 35 basis points to 5.62%
  - Average investment securities represented approximately 11% of average assets and 12% of average earning assets in the second quarter
- Sold 1-4 family residential real estate loans at the end of 1Q07
- Prepaid $70 million of trust preferreds in the first quarter – 8.92%, and $100 million of trust preferreds in the second – 8.32%
- Average deposits grew 6%[1] annualized over the first quarter yet the cost of deposits increased only 1 basis point
  - Reduced rates on promotional deposit products
- Strong growth in mortgage warehouse assets
- Interest rate risk position has been managed to a neutral position
- Net Interest Margin for 2007 is expected to approximate 3.60%

[1] Excluding the acquisition

Net Interest Income and Margin

($ in millions)

Colonial BancGroup

	Tax Equivalent NII		NIM
1Q07	$	180.7	3.46%
Sale of Investment Securities and 1-4 Real Estate Loans		0.6	0.30%
Growth in Earning Assets, excluding MWL		4.3	-
Growth in Mortgage Warehouse Assets		2.8	-0.08%
Commercial Bank of Florida		2.8	-0.01%
Deposit Mix Change		(0.7)	-0.01%
Day Count		1.1	-
2Q07	$	191.6	3.66%

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Strong Growth in Noninterest Income and Controlled Expenses

Colonial BancGroup

Core Noninterest Income[1] Growth



$107
$141
$146
$176
$182
$86
$99
15%
2002
2003
2004
2005
2006
YTD 06
YTD 07

Core Noninterest Expense[2] to Average Assets



2.30%
2.37%
2.42%
2.42%
2.34%
2.36%
2.32%
-2%
2002
2003
2004
2005
2006
YTD 06
YTD 07

[1]Excluded from noninterest income are securities and derivatives gains (losses), securities restructuring charges, gain on sale of Goldleaf, merchant services, branches and mortgage loans and changes in fair value of swap derivatives

[2]Excluded from noninterest expense are net losses related to the early extinguishment of debt, severance expense and merger related expenses

Credit

Excellent Credit Quality

Colonial BancGroup

- Credit quality remains excellent
- No sub-prime products
- Year to date annualized net charge-off ratio was 0.13% of average loans
- The allowance for loan losses was 1.15% of total loans, compared to 1.13% at 12/31/06
- The allowance was 391% of nonperforming assets

Summary of Loan Loss Experience

2003 – 2Q07

Colonial BancGroup

	2Q07	2006	2005	2004	2003
Reserve Ratio to Net Loans	**1.15%**	1.13%	1.15%	1.16%	1.20%
Reserve ($ in 000's)	**$178,274**	$174,850	$171,051	$148,802	$138,549
Coverage of Nonperforming Assets	**391%**	695%	536%	402%	184%
YTD Net Charge-off Ratio to Average Loans	**0.13%**[1]	**0.12%**	**0.14%**	**0.19%**	**0.31%**
YTD Net Charge-offs ($ in 000's)	**$9,775**	$18,343	$19,211	$23,598	$35,471
Years of Net Charge-offs in Reserve	**9.12**[2]	9.53	8.90	6.31	3.91
Nonperforming Assets	**$45,552**	$25,149	$31,931	$37,039	$75,440
Ratio of Nonperforming Assets to Net Loans	**0.29%**	0.16%	**0.21%**	**0.29%**	**0.65%**

[1]Annualized
[2]Reserve/YTD Net Charge-offs Annualized

NPAs Consistently Below Industry

(as originally reported)



4.50%
4.00%
3.50%
3.00%
2.50%
2.00%
1.50%
1.00%
0.50%
0.00%
All FDIC Insured Commercial Banks
Colonial BancGroup
1.17%
1.25%
0.85%
0.78%
0.84%
0.71%
0.60%
0.55%
0.54%
0.64%
0.78%
0.65%
0.29%
0.21%
0.16%
0.29%
'92
'93
'94
'95
'96
'97
'98
'99
'00
'01
'02
'03
'04
'05
'06
6/30/07

Net Charge-Offs/Average Loans

(as originally reported)



All FDIC Insured Commercial Banks
Southern Regionals*
Colonial BancGroup
1.60%
1.40%
1.20%
1.00%
0.80%
0.60%
0.40%
0.20%
0.00%
0.49%
0.47%
0.33%
0.09%
0.13%
0.18%
0.23%
0.26%
0.21%
0.21%
0.28%
0.29%
0.31%
0.19%
0.14%
0.12%
0.13%1
'91
'92
'93
'94
'95
'96
'97
'98
'99
'00
'01
'02
'03
'04
'05
'06
June YTD 2007

[1]Annualized
*Source: KBW

Why Invest in Colonial BancGroup?

Colonial BancGroup

- **In the Right Locations for Continued Success**
- **Conservative Lending Philosophy**
  - Excellent credit quality
- **Opportunity to Improve**
  - Our goal is to have 25% of our revenue from fee based services
- **Experienced and Strong Management Team**
  - Delivered strong shareholder returns

	Total	Annualized
1 Year	11%	11%
2 Year	28%	13%
3 Year	62%	17%
5 Year	115%	17%

- **17 Years of Increased Dividends: $0.75* for 2007, a 10% increase over 2006**

*Estimated

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Solid Dividend Growth

Colonial BancGroup

17 YEARS OF INCREASED DIVIDENDS



$.15
$.16
$.17
$.18
$.20
$.22
$.27
$.30
$.34
$.38
$.44
$.48
$.52
$.56
$.58
$.61
$.68
$.75*
10%
'90
'91
'92
'93
'94
'95
'96
'97
'98
'99
'00
'01
'02
'03
'04
'05
'06
'07

*Estimated

Supplemental Information

Mortgage Warehouse Lending

Colonial BancGroup

- $4.4 billion in assets under management at 6/30/07; $1.5 billion sold to third-party commercial paper conduits
- Provides funding to mortgage companies which is secured by mortgages made to individuals with FICO scores averaging over 700
- Investors such as Fannie Mae, Freddie Mac, Ginnie Mae and money center financial institutions have committed to purchase the mortgages collateralizing the MW assets
  - The mortgages are delivered to investors in less than 30 days on average
- Colonial controls the collateral files which include the underlying mortgage legal documents for over 98% of the outstanding mortgage warehouse assets
- Investor requests to our customers to repurchase loans have not trended up
- Colonial closely monitors the aging of the fundings
- No credit or other loss from this line of business since the initiation of the unit in 1998

EPS Reconciliation

Colonial BancGroup

	2Q07	1Q07	2Q06	% Change 1Q07	% Change 2Q06
Diluted earnings per share - GAAP	$ 0.43	$ 0.24	$ 0.43	79%	0%
Impact of restructuring charges:					
Loss on securities portfolio	-	0.23	-		
Loss on extinguishment of debt	0.02	0.03	-		
	0.02	0.26	-		
Income tax benefit	(0.01)	(0.09)	-		
After tax restructuring charge	0.01	0.17	-		
Diluted earnings per share, excluding restructuring charges	$ 0.44	$ 0.41	$ 0.43	7%	2%

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Average Balance Sheet

($ in millions)

Colonial BancGroup

	2Q07	1Q07	2Q06	% Change 1Q07	% Change 2Q06
Earning Assets	**$ 20,969**	**$ 21,058**	**$ 20,220**	**-**	**4%**
Loans, excluding MWL	**14,946**	**15,153**	**15,004**	**-1%**	**-**
MWL Assets[1]	**2,812**	**2,084**	**2,150**	**35%**	**31%**
MWL Managed Assets[2]	4,416	4,079	3,650	8%	21%
Securities	2,596	3,266	2,949	-21%	-12%
Total Assets	23,097	23,054	21,990	-	5%
Assets Under Management	**24,701**	**25,049**	**23,490**	**-1%**	**5%**
Total Deposits	**16,464**	**15,967**	**15,714**	**3%**	**5%**
Noninterest Bearing Deposits	2,936	2,780	3,033	6%	-3%
Interest Bearing Transaction Accounts	6,375	6,314	6,106	1%	4%
Time Deposits	7,153	6,873	6,575	4%	9%
Shareholders' Equity	**2,166**	**2,068**	**1,965**	**5%**	**10%**

[1]Includes loans, loans held for sale and securities purchased under agreements to resell
[2]Includes MWL assets and assets securitized

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Noninterest Income

($ in millions)

Colonial BancGroup

	2Q07	1Q07	2Q06	% Change 1Q07	% Change 2Q06
Service charges on deposit accounts	$ 18.7	$ 17.7	$ 15.3	6%	22%
Electronic banking	4.6	4.4	4.3	5%	7%
Other retail banking fees	3.3	3.6	3.8	-8%	-13%
Retail Banking Fees	26.6	25.7	23.4	4%	14%
Financial planning services	4.3	3.8	3.7	13%	16%
Mortgage banking origination and sales	3.7	3.2	3.8	16%	-3%
Mortgage warehouse fees	6.3	6.9	6.0	-9%	5%
Bank-owned life insurance	5.0	4.9	4.0	2%	25%
Other income	6.9	1.8	4.0	283%	73%
Core Noninterest Income	52.8	46.3	44.9	14%	18%
Securities and derivatives gains, net	1.1	1.0	-	NM	NM
Securities restructuring charges	-	(36.0)	-	NM	NM
Gain on sale of mortgage loans	-	3.9	-	NM	NM
Gain on sale of merchant services	4.9	-	-	NM	NM
Total Noninterest Income	$ 58.8	$ 15.2	$ 44.9	286%	31%

	2Q07	1Q07	2Q06
Annualized Noninterest Income to Average Assets[1]	0.92%	0.82%	0.82%
Noninterest Income to Total Revenue[1]	21.7%	20.5%	18.9%

[1]Core noninterest income was used in the calculation

Noninterest Expense

($ in millions)

Colonial BancGroup

	2Q07	1Q07	2Q06	% Change 1Q07	% Change 2Q06
Salaries and employee benefits	$ 70.3	$ 69.6	$ 70.9	1%	-1%
Occupancy expense of bank premises, net	18.7	18.5	16.4	1%	14%
Furniture and equipment expense	13.4	13.1	11.9	2%	13%
Professional services	4.6	4.1	4.9	12%	-6%
Electronic banking and other retail banking expenses	5.5	4.2	3.1	31%	77%
Advertising	3.7	2.2	3.1	68%	19%
Amortization of intangible assets	3.2	3.1	3.1	3%	3%
Communications	2.9	3.0	2.5	-3%	16%
Postage and courier	2.7	2.6	2.7	4%	-
Travel	2.0	1.7	2.1	18%	-5%
Other expense	10.4	8.2	10.5	27%	-1%
Core Noninterest Expense	137.4	130.3	131.2	5%	5%
Severance expense	0.5	3.0	-	NM	NM
Merger related expenses	1.1	0.4	-	NM	NM
Net losses related to the early extinguishment of debt	2.5	4.4	-	NM	NM
Total Noninterest Expense	$ 141.5	$ 138.1	$ 131.2	2%	8%
Minority Interest/REIT Preferred Dividends	$ 2,312	$ -	$ -	NM	NM
Efficiency Ratio[1]	56.20%	57.38%	55.31%		
Annualized Noninterest Expense to Average Assets[1]	2.38%	2.26%	2.39%		

[1]Core noninterest income and core noninterest expense are used in the calculation

Loan Portfolio Distribution

(as of June 30, 2007)



Consumer and Other 3%
Commercial 8%
Mortgage Warehouse Lending 1%
Commercial Real Estate 30%
Residential Real Estate 16%
Real Estate Construction 42%

Commercial Real Estate

Loan Portfolio Distribution

(as of June 30, 2007)



Industrial 2%
Farm 2%
Recreation 1%
Church/School 4%
Retail 25%
Lodging 6%
Healthcare 6%
Other 9%
Multi-Family 9%
Office 22%
Warehouse 14%

- 33% Owner Occupied
- Average loan size = $673 thousand
- Characteristics of 75 largest loans:
  - Total $699 million and represent 15.1% of CRE portfolio
  - Average loan to value ratio is 67.8%
  - Average debt coverage ratio = 1.43x

Construction Loan Portfolio Distribution

(as of June 30, 2007)



Multi-Family 4%
Office 4%
Warehouse 2%
Other 5%
Retail 5%
Residential Development and Lots 28%
Commercial Development 7%
Condominium 7%
Residential Home Construction 14%
Land Only 24%

- Average loan size = $909 thousand
- Characteristics of 75 largest loans:
  - Total $1.4 billion and represent 21.7% of construction portfolio
  - Average loan to value ratio is 63.8%